March 25, 2005

Via U.S. Mail

Peter R. Dolan
Chief Executive Officer
Bristol-Myers Squibb Company
345 Park Avenue
New York, N.Y. 10154

RE:		Bristol-Myers Squibb Company
      Form 10-K for the fiscal year ended December 31, 2004
		File No. 1-1136

Dear Mr. Dolan:

      We have limited our review of your Form 10-K to disclosures relating to your contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the
Form 10-K. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

We note that in Exhibit 21 to the Company`s 10-K for the fiscal year ended December 31, 2004, the Company lists as subsidiaries Bristol Iran Private Company Limited, Bristol (Iran) S.A., BMS
Pharmaceutical
Korea B.V. and BMS Pharmaceutical Korea Limited.

In light of the fact that Iran and North Korea have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department`s Office of Foreign Assets Control, please describe for us the extent of the Company`s operations in Iran and, if applicable, North Korea; the materiality to the Company of its operations in each country; and your view as to whether those operations, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 942-7896 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Jeffrey Riedler
		Assistant Director
		Division of Corporation Finance